

News Release – September 18, 2006

Masara Mine, Philippines

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

LONDON, United Kingdom: September 18, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Crew is pleased to report the start of pre-commissioning at its Masara Mine in the Philippines.

The pre-commissioning program is designed to assess the integrity of the refurbished 500 tonne per day (tpd) process facility prior to commencement of continuous production. During this program, the first gold-silver doré was produced from the processing of clean-up material[1]. Doré produced from the Masara plant will contain approximately 2 ounces of silver for each ounce of gold.

The commissioning program will continue whilst the establishment of the new gold room and construction of the first stage of the new tailings storage facility is completed. These are expected to be completed during October.

Construction of the additional 2,400 tpd process plant, giving a total plant capacity of 2,900 tpd, continues according to the latest schedule and commissioning is scheduled for early Q2, 2007.

Once fully commissioned, the Masara operation will have the capacity to process 2,900 tpd ore to produce between 150,000 and 200,000 ounces gold and 300,000 to 400,000 ounces silver annually. The company will not fully utilize the capacity of the plant in 2007 as underground development progressively ramps up towards the end of 2007/early 2008.

The present mine plans and resource model are based on a historical mining width of around 1.5–2.0 meters. Both historical data and new data from drilling and underground sampling data seems to indicate a potential for mining width of 3-4 meters with only marginally lower grade than the "core" vein. As a part of the ongoing drilling program for 2006/2007 of over 80,000 meters, the company is also investigating the potential for open pit mining in the south east of the property where several of the 13-14 veins converge. The potential for increased mining width and open pit mining represent a mid- to long-term upside that could give production beyond the present plans and will be aggressively pursued by the company.

The Company expects to release an updated resource report for the end of this year. This report will incorporate results obtained to date from drilling and underground development.

Commenting on this achievement, Jan Vestrum, CEO and President of Crew said, *"This milestone is important, not only for Crew and the team at Masara, but also for the wider resources industry in the Philippines. Crew looks forward to establish a major gold mine by the end of 2007 and delivering an operation with world class standards and performance which represents the next step in the continued growth of the Company and its presence in the Philippines."*

Please visit Crew's website (www.crewgold.com) to view the latest photographs showing developments at Masara, including the first doré.

Jan A Vestrum
President & CEO

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company's behalf, that are not statements of historical fact, may constitute "forward-looking statements" and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to Crew Acquisition Corp.'s intention to proceed with the compulsory acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "is expected", "targets", "budget", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.
